1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 202 261 3158 Fax

October 14, 2016

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Chelsea Childs and me on July 15, 2016 with respect to the Registrant’s Post-Effective Amendment No. 133 filed on June 1, 2016, relating to the Hartford Schroders Emerging Markets Debt and Currency Fund, Hartford Schroders Tax-Aware Bond Fund, Hartford Schroders Emerging Markets Equity Fund, Hartford Schroders Emerging Markets Multi-Sector Bond Fund, Hartford Schroders Income Builder Fund, Hartford Schroders Global Strategic Bond Fund, Hartford Schroders International Stock Fund, Hartford Schroders International Multi-Cap Value Fund, Hartford Schroders US Small Cap Opportunities Fund and Hartford Schroders US Small/Mid Cap Opportunities Fund (each a “Fund,” and collectively the “Funds”).  On behalf of the Funds, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

General Comments

1.	Comment:	Please confirm supplementally whether the reorganizations of the Predecessor Funds with and into the Funds were or will be the subject of a filing on Form N-14 or other proxy statement.

	Response:	The Registrant filed a definitive proxy statement/prospectus on Form N-14 with respect to the reorganizations of the Predecessor Funds with and into the Funds on September 9, 2016.

2.	Comment:

For each Fund where the Principal Investment Strategy section indicates that the Fund has a policy of investing 80% of its assets in certain types of investments, please confirm supplementally whether derivatives will be used to satisfy such policy.  If derivatives will be used to satisfy the 80%

investment policy, please supplementally explain how calculations will be made for purposes of the policy.  The staff of the Securities and Exchange Commission (the “Staff”) generally believes that the market value, rather than the notional value, of a fund’s investments in derivatives or other synthetic instruments should be used in calculating compliance with an 80% policy.

Response:

The Registrant confirms that, for any Fund where the Principal Investment Strategy section indicates that the Fund has a policy of investing 80% of its assets in certain types of investments, derivatives positions that provide exposure to the relevant type of investments will be used to satisfy such policy. The Registrant also notes that the market value of a Fund’s investments in derivatives will be used in calculating compliance with the Fund’s 80% policy.

3.	Comment:

For Funds in which the Principal Investment Strategy states that the Fund may invest in derivatives, please consider that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

The Registrant is aware of and has reviewed the letter. The Registrant believes that the disclosure regarding the Funds’ use of derivatives adequately describes how such derivatives are expected to be used in connection with each applicable Fund’s principal investment strategy, and adequately describes the risks associated with these instruments.

4.	Comment:

For Funds that invest in total return swaps, please confirm that the Registrant is aware of, and that the Funds will comply with, the guidance set forth in the Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

	Response:	The Registrant confirms that it is aware of Release 10666 and that the Funds intend to comply with the guidance set forth therein, as appropriate.

5.	Comment:	For Funds that will sell credit default swaps, please clarify supplementally whether the Funds will cover the full notional value of the swaps.

	Response:	The Registrant confirms that whenever a Fund sells a credit default swap, the Fund will cover the full notional value of the swap.

6.	Comment:

With respect to each Fund’s Annual Fund Operating Expenses table, please include a line item for acquired fund fees and expenses if the acquired fund fees and expenses are expected to exceed 1 basis point of the Fund’s average net assets.

	Response:	Where applicable, the Registrant has included a line item in the Funds’ Annual Fund Operating Expenses tables for acquired fund fees and expenses.

7.	Comment:	Please provide supplementally a completed Average Annual Total Returns table for each Fund.

	Response:	The Average Annual Total Returns tables for the Funds are attached as Appendix I.

8.	Comment:

The Staff notes that each Fund’s Past Performance section states that the performance information of the Predecessor Fund has been “adjusted to reflect differences in certain fees and expenses.” Please explain supplementally how this performance information will be calculated.

Response:

The Registrant notes that each Fund’s performance information will reflect the performance and fees and expenses of the applicable class of shares of the Predecessor Fund (the “Predecessor Class”), adjusted to reflect any applicable sales charges that apply to one or more classes of a Fund’s shares. For certain periods prior to the Predecessor Fund’s reorganization, the prior performance shown will be consistent with the manner in which such performance has been shown for the Predecessor Fund for the same time period. In this regard, performance of the Predecessor Class may reflect the performance of a different class of the Predecessor Fund. In such instances, the performance of this other class will be adjusted to reflect the fees and expenses of the Predecessor Class only to the extent that the fees and expenses of the Predecessor Class are higher than those of the other class. The Registrant has revised this disclosure accordingly to make this approach clear in each instance.

9.	Comment:

In the Performance Notes section, please revise the last sentence in the introductory paragraph to state that “[e]ach Fund has the same or substantially similar investment objective and strategies as that of its Predecessor Fund.”

	Response:	The Registrant has revised the disclosure consistent with this comment.

10.	Comment:	In the Related Composite Performance section, please add “Composite Performance” to the sub-headings for each Fund to differentiate the performance of the composite from that of the Fund itself.

	Response:	The Registrant has revised the disclosure consistent with this comment.

11.	Comment:	In the Related Composite Performance section, please confirm the statement that “[i]n each case, the expenses are higher than the highest total expenses applicable to any account in the composite.”

Response:

The Registrant notes that it has revised the information in each applicable Fund’s Related Composite Performance section to include the performance for the composite net of the highest management fee paid by any account in the composite, as well as the gross performance and performance net of expenses for the applicable Fund, as set forth in the Fund’s fee table in the Summary Section.

Fund-Specific Comments

Hartford Schroders Emerging Markets Debt and Currency Fund

12.	Comment:	In the Principal Investment Strategy section, please include a discussion of the duration and maturity of the fixed income securities in which the Fund invests.

	Response:	The Registrant has revised the disclosure consistent with this comment.

13.	Comment:	Please disclose how the Fund determines whether a country is an “emerging markets” country.

Response:

Emerging market countries include countries that the Fund’s Sub-Adviser considers to be emerging market countries based on its evaluation of their level of economic development or their size and experience of their securities markets. Countries considered by the Fund’s Sub-Adviser not to be emerging market countries include: the United States, Canada, the United Kingdom, Denmark, Sweden, Norway, Switzerland, Japan, Australia, New Zealand, and all countries within the Euro zone. The Fund will consider an issuer to be located in an emerging market country if it is organized under the laws of an emerging market country, if it is domiciled in an emerging market country, if its securities are principally traded in an emerging market country, or if the Sub-Adviser determines that the issuer has more than 50% of its assets in or derives more than 50% of its revenues from one or more emerging market countries. The Registrant has revised the disclosure consistent with this comment.

14.	Comment:

Please explain supplementally whether the Registrant believes that it is appropriate for the Fund to adopt a policy of investing 80% of its assets in a mix of securities and currencies of emerging markets given the Fund’s name.

Response:

The Registrant notes that, consistent with the current strategy of the corresponding Target Fund, “emerging markets” in the Fund’s name modifies only the word “debt” and not the word “currency.” In light of the SEC staff’s comments on the 485(a) filing for the Acquiring Funds and now on the N-14, the Registrant has revised the language of the Fund’s principal investment strategy as set forth below to clarify the current strategy approach and to make it more clear that the Fund’s name and its 80% investment policy relate to emerging market debt and currencies of countries anywhere in the world:

The Fund, under normal circumstances, will invest at least 80% of its assets in a combination of EMD securities and ~~in~~ investments intended to provide exposure to ~~emerging markets and~~ currencies around the world, including securities and currencies of emerging market countries and currencies of countries other than emerging market countries, including the United States.

The Registrant does not believe that any other revisions to this policy are necessary or appropriate since any other interpretation of the name would mark a substantial and fundamental departure from the manner in which the corresponding Target Fund has been managed since its inception.

15.	Comment:	Please consider whether “Convertible Securities Risk” is an appropriate Principal Risk of investing in the Fund and revise if necessary.

Response:

The Registrant has reviewed its disclosure and determined that “Convertible Securities Risk” is not a Principal Risk of investing in the Fund. Accordingly, the Registrant has revised the disclosure to reflect that “Convertible Securities Risk” is an Additional Risk.

16.	Comment:	Please consider whether “Volatility Risk” is an appropriate Principal Risk of investing in the Fund and revise if necessary.

Response:

The Registrant believes that “Volatility Risk” is an appropriate Principal Risk of investing in the Fund in light of the Fund’s strategy to invest the majority of its assets in emerging markets and currencies.

17.	Comment:	The Staff notes that the Predecessor Fund had “absolute return” in its name. Please explain supplementally whether this name change is accompanied by any differences in investment strategy.

Response:

The Registrant confirms that the name change is not accompanied by any differences in investment strategy. The Fund is expected to be managed in a manner that is substantially similar to the Predecessor Fund.

18.	Comment:	Please explain supplementally why the Registrant believes that the 3-Month USD Fixed LIBOR is an appropriate benchmark index for the Fund.

Response:

The Registrant notes that the Fund employs a total return strategy that does not seek to outperform a specific securities benchmark. Accordingly, the Registrant believes that comparison to an index that tracks LIBOR is the best way to measure the performance of the Fund, which seeks positive total returns over the long term regardless of market conditions.

Hartford Schroders Tax-Aware Bond Fund

19.	Comment:

Please consider adding disclosure specific to the risks of investing in municipal securities of issuers in California, New York and Texas given that the Principal Investment Strategy states that the Fund may invest more than 25% of its total assets in such securities.

	Response:	The Registrant has revised the disclosure consistent with this comment.

Hartford Schroders Emerging Markets Equity Fund

20.	Comment:

The Staff notes that the Principal Investment Strategy states that “[t]he Fund’s Sub-Advisers currently consider ‘emerging market’ companies to be issuers listed or domiciled in, deriving a substantial portion of their revenues from, or having a substantial portion of their assets in emerging markets.”  Please define “substantial.”

Response:

The Fund defines a company that derives a “substantial” portion of its revenues from or has a “substantial” portion of its assets in emerging markets to be any company that the Sub-Advisers determine derives more than 50% of its revenues from or has more than 50% of its assets in or one or more emerging market countries. The Registrant has revised the disclosure consistent with this comment.

21.	Comment:	Please disclose how the Fund determines whether a country is an “emerging markets” country.

	Response:	The Registrant has revised the disclosure consistent with this comment.

Hartford Schroders Emerging Markets Multi-Sector Bond Fund

22.	Comment:	In the Principal Investment Strategy section, please include a discussion of the duration and maturity of the fixed income securities in which the Fund invests.

	Response:	The Registrant has revised the disclosure consistent with this comment.

Hartford Schroders Income Builder Fund

23.	Comment:	Please clarify supplementally whether the Fund’s investments in MLPs will consist only of the limited partnership interests.

	Response:	The Registrant confirms that the Fund’s investments in MLPs will consist only of the limited partnership interests.

24.	Comment:	Please consider whether “Derivatives Risk” should be a Principal Risk of investing in the Fund.

	Response:	The Registrant does not believe that “Derivatives Risk” is a Principal Risk of investing in the Fund.

Hartford Schroders Global Strategic Bond Fund

25.	Comment:

As the Fund’s name includes the word “global,” please revise the Principal Investment Strategy section to state how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. The Staff generally requests that, under normal circumstances, a fund with “global” in the name have at least 40% of its net assets invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.

	Response:	The Registrant has revised the disclosure consistent with this comment.

26.	Comment:

The Staff notes that the Principal Investment Strategy section states that “[t]he Sub-Advisers may use derivatives actively in managing the Fund, including without limitation, foreign currency exchange transactions (including currency futures, forwards, and option transactions), swap contracts (including interest rate swaps, total return swaps, and credit default swaps), futures contracts and options on futures.”  Please quantify the extent to which derivatives will be used and explain how such instruments will be used as part of the Fund’s investment strategy.

Response:

The Registrant notes that the Fund invests in a range of interest rate, credit and FX derivatives, including futures, options and swaps, for both hedging and investment purposes in actively managing the Fund to efficiently implement the Fund’s investment strategy. The Fund makes significant use of derivatives in order to most efficiently implement credit, currency and interest rate strategies. The volume of forward, futures, swap and option contracts, as a percentage of the Predecessor Fund’s net assets, based on gross month-end notional amounts during fiscal year ended October 31, 2015, including long and short positions, at absolute value, was as follows:

						Inflation
	Forward	Futures	Credit Default	Interest Rate	Option	Linked
	Contracts	Contracts	Swaps	Swaps	Contracts	Swaps
Schroder Global Strategic Bond Fund
Average Notional Amount Outstanding	111.94%	67.84%	0.85%	2.48%	0.49%	0.03%
Notional Amount Outstanding as of October 31, 2015	105.44%	34.47%	0.55%	0.87%	0.03%	0.00%

27.	Comment:	If the Fund will take short positions, please confirm that dividend and interest expenses from such short positions are included in the Fund’s Annual Fund Operating Expenses table.

	Response:	The Registrant confirms that the Fund does not expect to engage in short sale transactions.

28.	Comment:	Please explain supplementally why the Registrant believes that the 3-Month USD Fixed LIBOR is an appropriate benchmark index for the Fund.

Response:

The Registrant notes that the Fund employs an unconstrained strategy that does not seek to outperform a specific securities benchmark. Accordingly, the Registrant believes that comparison to an index that tracks LIBOR is the best way to measure the performance of the Fund, which seeks total return over the long term.

Hartford Schroders International Stock Fund

29.	Comment:	Please consider whether “Derivatives Risk” should be a Principal Risk of investing in the Fund.

	Response:	The Registrant does not believe that “Derivatives Risk” is a Principal Risk of investing in the Fund.

Hartford Schroders International Multi-Cap Value Fund

30.	Comment:	As the Fund’s name includes the words “multi-cap,” please revise the Principal Investment Strategy section to include an 80% policy with respect to the Fund’s investments in equity securities.

Response:

The Registrant believes that requiring the Fund to adopt a policy to invest 80% of its investments in equity securities is inconsistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as the Fund’s name does not suggest investments in equity securities but instead investments in securities issued by companies with multiple capitalization ranges. While an issuer’s capitalization is generally determined by reference to the total market value of a company’s outstanding shares, “capitalization” ultimately refers (and is reasonably interpreted to refer) to a characteristic of the company, which may issue both debt and equity securities. In addition, the Registrant submits that the term “multi-cap”— unlike “small-,” “mid-” or “large-cap”— suggests no particular capitalization range, and therefore is not an investment focus subject to Rule 35d-1 or the SEC staff’s interpretations thereof.  However, notwithstanding its disagreement with this comment, the Registrant has determined to revise the Fund’s policy of investing in equity securities to state that the Fund will invest at least 80% (rather than 65%) of its assets in a diversified portfolio of equity securities and investments that provide exposure to equity securities. The Registrant notes that this revision is not inconsistent with the manner in which the Fund anticipates investing or the manner in which the corresponding Target Fund currently invests.

31.	Comment:	Please consider whether “Derivatives Risk” should be a Principal Risk of investing in the Fund.

	Response:	The Registrant does not believe that “Derivatives Risk” is a Principal Risk of investing in the Fund.

Hartford Schroders US Small Cap Opportunities Fund

32.	Comment:

Please consider revising the definition of “small capitalization securities” in the Fund’s Principal Investment Strategy section as the Staff believes that companies with market capitalizations of as high as $6 billion are not traditionally considered to be “small cap” securities.

Response:

The Registrant believes that the current definition of “small capitalization securities” is appropriate in light of the fact that, from time to time, companies included in the Russell 2000 Index (which measures the performance of approximately 2,000 small cap companies in the Russell 3000 Index) have market capitalizations as high as $6 billion. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Should you have any questions, please feel free to contact the undersigned at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                  Alice A. Pellegrino
John V. O’Hanlon

Appendix I

Hartford Schroders Funds Average Annual Total Returns

1.             Hartford Schroders Emerging Markets Debt and Currency Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	Lifetime (since 12/15/2011)
Class A – Return Before Taxes	-10.49%	-2.09%
– After Taxes on Distributions	-10.49%	-2.45%
– After Taxes on Distributions and Sale of Fund Shares	-5.93%	-1.69%
Share Classes (Return Before Taxes)
Class C	-6.97%	-0.74%
Class I	-6.03%	-0.74%
Class Y	-6.03%	-0.74%
3-Month USD Fixed LIBOR (reflects no deduction for fees, expenses or taxes)	0.23%	0.32%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	Lifetime (since 12/15/2011)
Class SDR – Return Before Taxes	-5.83%	-0.69%
– After Taxes on Distributions	-5.83%	-1.18%
– After Taxes on Distributions and Sale of Fund Shares	-3.30%	-0.68%
3-Month USD Fixed LIBOR (reflects no deduction for fees, expenses or taxes)	0.23%	0.32%

2.             Hartford Schroders Tax-Aware Bond Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	Lifetime (since 10/3/2011)
Class A – Return Before Taxes	-2.28%	4.78%
– After Taxes on Distributions	-2.46%	4.38%
– After Taxes on Distributions and Sale of Fund Shares	-0.34%	4.19%
Share Classes (Return Before Taxes)
Class C	1.58%	6.16%
Class I	2.58%	6.16%
Class Y	2.58%	6.16%
Bloomberg Barclays Municipal Bond Index (reflects no deduction for fees, expenses or taxes)	3.30%	4.33%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	Lifetime (since 10/3/2011)
Class SDR – Return Before Taxes	2.58%	6.16%
– After Taxes on Distributions	2.38%	5.75%
– After Taxes on Distributions and Sale of Fund Shares	2.53%	5.30%
Bloomberg Barclays Municipal Bond Index (reflects no deduction for fees, expenses or taxes)	3.30%	4.33%

3.             Hartford Schroders Emerging Markets Equity Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	5 Years	Lifetime (since 03/31/2006)
Class A – Return Before Taxes	-17.70%	-5.07%	2.25%
– After Taxes on Distributions	-17.65%	-5.04%	1.90%
– After Taxes on Distributions and Sale of Fund Shares	-9.74%	-3.56%	1.92%
Share Classes (Return Before Taxes)
Class C	-13.55%	-3.77%	3.07%
Class I	-12.68%	-3.77%	3.07%
Class R3	-12.68%	-3.77%	3.07%
Class R4	-12.68%	-3.77%	3.07%
Class R5	-12.68%	-3.77%	3.07%
Class Y	-12.68%	-3.77%	3.07%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)	-14.60%	-4.47%	2.84%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	5 Years	Lifetime (since 03/31/2006)
Class SDR – Return Before Taxes	-12.63%	-3.76%	3.07%
– After Taxes on Distributions	-12.68%	-3.81%	2.69%
– After Taxes on Distributions and Sale of Fund Shares	-6.78%	-2.60%	2.60%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)	-14.60%	-4.47%	2.84%

4.                                      Hartford Schroders Emerging Markets Multi-Sector Bond Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	Lifetime (since 06/25/2013)
Class A – Return Before Taxes	-8.74%	-3.39%
– After Taxes on Distributions	-9.38%	-5.07%
– After Taxes on Distributions and Sale of Fund Shares	-4.94%	-3.26%
Share Classes (Return Before Taxes)
Class C	-5.19%	-1.46%
Class I	-4.26%	-1.46%
Class R3	-4.26%	-1.46%
Class R4	-4.26%	-1.46%
Class R5	-4.26%	-1.46%
Class Y	-4.26%	-1.46%
JP Morgan EMBI Global Diversified Index (reflects no deduction for fees, expenses or taxes)	1.18%	5.38%
JP Morgan GBI Emerging Markets Global Diversified Index (reflects no deduction for fees, expenses or taxes)	-14.92%	-8.54%
JP Morgan CEMBI Broad Diversified Index (reflects no deduction for fees, expenses or taxes)	1.30%	4.20%
Emerging Markets Multi-Sector Bond Fund Blended Index* (reflects no deduction for fees, expenses or taxes)	-4.39%	0.21%

* The Emerging Markets Multi-Sector Bond Fund Blended Index is calculated by the Investment Manager and represents the weighted return of the JP Morgan EMBI Global Diversified Index (33.4%), the JP Morgan GBI Emerging Markets Global Diversified Index (33.3%), and the JP Morgan CEMBI Broad Diversified Index (33.3%).

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	Lifetime (since 06/25/2013)
Class SDR – Return Before Taxes	-4.11%	-1.35%
– After Taxes on Distributions	-4.91%	-3.18%
– After Taxes on Distributions and Sale of Fund Shares	-2.31%	-1.79%
JP Morgan EMBI Global Diversified Index (reflects no deduction for fees, expenses or taxes)	1.18%	5.38%
JP Morgan GBI Emerging Markets Global Diversified Index (reflects no deduction for fees, expenses or taxes)	-14.92%	-8.54%
JP Morgan CEMBI Broad Diversified Index (reflects no deduction for fees, expenses or taxes)	1.30%	4.20%
Emerging Markets Multi-Sector Bond Fund Blended Index* (reflects no deduction for fees, expenses or taxes)	-4.39%	0.21%

* The Emerging Markets Multi-Sector Bond Fund Blended Index is calculated by the Investment Manager and represents the weighted return of the JP Morgan EMBI Global Diversified Index (33.4%), the JP Morgan GBI Emerging Markets Global Diversified Index (33.3%), and the JP Morgan CEMBI Broad Diversified Index (33.3%).

5.                                      Hartford Schroders Income Builder Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	Lifetime (since 06/23/2014)
Class A – Return Before Taxes	-11.97%	-9.67%
– After Taxes on Distributions	-13.71%	-11.64%
– After Taxes on Distributions and Sale of Fund Shares	-6.44%	-8.00%
Share Classes (Return Before Taxes)
Class C	-8.61%	-6.69%
Class I	-7.74%	-6.69%
Class R3	-7.74%	-6.69%
Class R4	-7.74%	-6.69%
Class R5	-7.74%	-6.69%
Class Y	-7.74%	-6.69%
JP Morgan Global Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	-2.72%	-3.39%
MSCI All Country World Index (reflects no deduction for fees, expenses or taxes)	-1.84%	-2.31%
Income Builder Fund Blended Index* (reflects no deduction for fees, expenses or taxes)	-2.26%	-2.94%

* The Income Builder Fund Blended Index is calculated by the Investment Manager and represents the weighted return of the JP Morgan Global Aggregate Bond Index (70%) and the MSCI All Country World Index (30%).

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	Lifetime (since 06/23/2014)
Class SDR – Return Before Taxes	-7.50%	-6.59%
– After Taxes on Distributions	-9.46%	-8.75%
– After Taxes on Distributions and Sale of Fund Shares	-3.87%	-5.74%
JP Morgan Global Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	-2.72%	-3.39%
MSCI All Country World Index (reflects no deduction for fees, expenses or taxes)	-1.84%	-2.31%
Income Builder Fund Blended Index* (reflects no deduction for fees, expenses or taxes)	-2.26%	-2.94%

* The Income Builder Fund Blended Index is calculated by the Investment Manager and represents the weighted return of the JP Morgan Global Aggregate Bond Index (70%) and the MSCI All Country World Index (30%).

6.                                      Hartford Schroders Global Strategic Bond Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	Lifetime (since 06/23/2014)
Class A – Return Before Taxes	-8.19%	-5.63%
– After Taxes on Distributions	-8.23%	-7.13%
– After Taxes on Distributions and Sale of Fund Shares	-4.62%	-4.92%
Share Classes (Return Before Taxes)
Class C	-4.57%	-2.52%
Class I	-3.61%	-2.52%
Class R3	-3.61%	-2.52%
Class R4	-3.61%	-2.52%
Class R5	-3.61%	-2.52%
Class Y	-3.61%	-2.52%
3-Month USD Fixed LIBOR (reflects no deduction for fees, expenses or taxes)	0.23%	0.23%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	Lifetime (since 06/23/2014)
Class SDR – Return Before Taxes	-3.54%	-2.41%
– After Taxes on Distributions	-4.02%	-4.28%
– After Taxes on Distributions and Sale of Fund Shares	-1.99%	-2.65%
3-Month USD Fixed LIBOR (reflects no deduction for fees, expenses or taxes)	0.23%	0.23%

7.                                      Hartford Schroders International Stock Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	5 Years	10 Years
Class A – Return Before Taxes	-5.91%	1.04%	2.92%
– After Taxes on Distributions	-5.90%	0.78%	2.73%
– After Taxes on Distributions and Sale of Fund Shares	-2.96%	0.89%	2.43%
Share Classes (Return Before Taxes)
Class C	-1.15%	2.45%	3.75%
Class I	-0.17%	2.45%	3.75%
Class R3	-0.17%	2.45%	3.75%
Class R4	-0.17%	2.45%	3.75%
Class R5	-0.17%	2.45%	3.75%
Class Y	-0.17%	2.45%	3.75%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)	-0.39%	4.07%	3.50%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	5 Years	10 Years
Class SDR – Return Before Taxes	0.00%	2.48%	3.77%
– After Taxes on Distributions	-0.10%	2.11%	3.51%
– After Taxes on Distributions and Sale of Fund Shares	0.50%	2.11%	3.18%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)	-0.39%	4.07%	3.50%

8.                                      Hartford Schroders International Multi-Cap Value Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	5 Years	Lifetime (since 08/30/2006)
Class A – Return Before Taxes	-10.19%	1.12%	2.80%
– After Taxes on Distributions	-10.72%	-0.02%	1.55%
– After Taxes on Distributions and Sale of Fund Shares	-5.19%	0.76%	2.14%
Share Classes (Return Before Taxes)
Class C	-5.74%	2.53%	3.67%
Class I	-4.82%	2.53%	3.67%
Class R3	-4.82%	2.53%	3.67%
Class R4	-4.82%	2.53%	3.67%
Class R5	-4.82%	2.53%	3.67%
Class Y	-4.82%	2.53%	3.67%
MSCI All Country World Index ex USA Index (reflects no deduction for fees, expenses or taxes)	-5.25%	1.51%	2.15%
MSCI All Country World Index ex USA Value Index (reflects no deduction for fees, expenses or taxes)	-9.59%	0.49%	1.26%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	5 Years	Lifetime (since 08/30/2006)
Class SDR – Return Before Taxes	-4.56%	2.57%	3.69%
– After Taxes on Distributions	-5.22%	1.33%	2.36%
– After Taxes on Distributions and Sale of Fund Shares	-1.89%	1.87%	2.84%
MSCI All Country World Index ex USA Index (reflects no deduction for fees, expenses or taxes)	-5.25%	1.51%	2.15%
MSCI All Country World Index ex USA Value Index (reflects no deduction for fees, expenses or taxes)	-9.59%	0.49%	1.26%

9.                                      Hartford Schroders US Small Cap Opportunities Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	5 Years	10 Years
Class A – Return Before Taxes	-7.07%	7.60%	7.64%
– After Taxes on Distributions	-8.77%	5.28%	6.09%
– After Taxes on Distributions and Sale of Fund Shares	-2.59%	5.82%	6.04%
Share Classes (Return Before Taxes)
Class C	-2.32%	9.12%	8.53%
Class I	-1.41%	9.12%	8.53%
Class R3	-1.41%	9.12%	8.53%
Class R4	-1.41%	9.12%	8.53%
Class R5	-1.41%	9.12%	8.53%
Class Y	-1.41%	9.12%	8.53%
Russell 2000 Index (reflects no deduction for fees, expenses or taxes)	-4.41%	9.19%	6.80%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	5 Years	10 Years
Class SDR – Return Before Taxes	-1.37%	9.13%	8.53%
– After Taxes on Distributions	-3.12%	6.83%	6.99%
– After Taxes on Distributions and Sale of Fund Shares	0.68%	7.06%	6.80%
Russell 2000 Index (reflects no deduction for fees, expenses or taxes)	-4.41%	9.19%	6.80%

10.                               Hartford Schroders US Small/Mid Cap Opportunities Fund

Average annual total returns for periods ending December 31, 2015 (including sales charges)

Share Classes	1 Year	5 Years	Lifetime (since 03/31/2006)
Class A – Return Before Taxes	-4.05%	9.32%	7.29%
– After Taxes on Distributions	-6.47%	6.28%	5.55%
– After Taxes on Distributions and Sale of Fund Shares	-0.28%	6.86%	5.59%
Share Classes (Return Before Taxes)
Class C	0.83%	10.84%	8.19%
Class I	1.74%	10.84%	8.19%
Class R3	1.74%	10.84%	8.19%
Class R4	1.74%	10.84%	8.19%
Class R5	1.74%	10.84%	8.19%
Class Y	1.74%	10.84%	8.19%
Russell 2500 Index (reflects no deduction for fees, expenses or taxes)	-2.90%	10.32%	6.59%

Average annual total returns for periods ending December 31, 2015

Share Class	1 Year	5 Years	Lifetime (since 03/31/2006)
Class SDR – Return Before Taxes	1.83%	10.87%	8.20%
– After Taxes on Distributions	-0.68%	7.84%	6.47%
– After Taxes on Distributions and Sale of Fund Shares	3.13%	8.13%	6.36%
Russell 2500 Index (reflects no deduction for fees, expenses or taxes)	-2.90%	10.32%	6.59%